FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 20, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Board Decisions on the Dividend Recommendation for the FY 2009 and the Nominees to the Board

May 20, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions reached at the Board of Directors meeting held on May 20, 2010, on the recommended amount of dividend and the list of nominees for election to the Company’s Board.

MTS’ Board of Directors (BoD) recommended the annual general meeting of shareholders (AGM) approve annual dividends of RUB 15.40(1) per ordinary MTS share (approximately $1.00 per ADR(2)) for the 2009 fiscal year, amounting to a total of RUB 30.70 billion (approximately $999.3 million or 99% of US GAAP net income or 75% of US GAAP net income adjusted for the non-cash impairment charges). The dividend will be paid out in full prior to the year’s end in accordance with the MTS Charter.

Mr. Ron Sommer, the Chairman of the Board of Directors of MTS, highlighted: “The Board’s dividend recommendation is reflective of MTS’ sustained levels of profitability and the Company’s ability to generate healthy cash flows despite macroeconomic volatility in its markets of operation during 2009. Though the net income has been affected by non-cash write offs and currency fluctuations, the proposed dividend is broadly in line with previous dividend recommendations in absolute terms and is fully supportive of MTS’ dividend policy(3).”

It should be noted that the Company’s American Depositary Receipt (ADR) ratio was changed from the previous 1 ADR per 5 common shares to 1 ADR per 2 common shares effective May 3, 2010. The per ADR dividend amount cited above is reflective of that change.

As was announced earlier, the record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends was May 7, 2010. The AGM will be held on June 24, 2010.

At the meeting, the Company’s BoD also nominated a total of nine members for election to the Board. The candidate list includes:

•      Mr. Anton Abugov, First Vice President, Head of Strategy and Development functional division, Sistema;

•      Mr. Alexey Buyanov, Senior Vice President, Head of the Financial functional division, Sistema;

•      Mr. Sergei Drozdov, Senior Vice President, Head of the Property functional division, Sistema;

•      Mr. Charles Dunstone, independent candidate;

•      Mr. Stanley Miller, independent candidate;

•      Mr. Paul Ostling, independent candidate;

•      Mr. Mikhail Shamolin, President and CEO of MTS;

•      Mr. Ron Sommer, First Vice President, Head of the Telecommunications assets operating unit, Sistema;

•      Ms. Tatiana Yevtoushenkova, Advisor to the President of Sberbank.

The new directors will be elected after the decision of the Company’s AGM on June 24, 2010.

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Biographies:

Mr. Charles Dunstone was born in 1964. Since March 2010 he has served as the Chairman of TalkTalk and Carphone Warehouse. He co-founded Carphone Warehouse in 1989 and served as the CEO of the company until 2010. He founded TalkTalk in 2003 and served as the CEO of the company until 2010. Mr. Dunstone attended Liverpool University.

(1)   The dividend yield per share is 5.1%.

(2)   According to the Russian Central Bank exchange rate of 30.7193 RUB/USD as of May 11, 2010. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of May 11, 2010.

(3)   Information on the dividend policy can be found at http://www.mtsgsm.com/information/dividends.

He is currently a member of the Board of Directors of The Prince’s Trust Trading Board, Best Buy Europe Distributions Limited, The Daily Mail and General Trust, Clareville Capital Partners and Independent Media Distribution. He previously served on the Board of Directors of Halifax Bank of Scotland.

Mr. Stanley Miller was born in 1958. From 1998 to 2010 he worked at KPN, Netherlands. During that time, he served in a number of top leadership positions, including the CEO of KPN Mobile International, the CEO and Chairman of the Supervisory Board of E-Plus and the CEO and Chairman of the Board of BASE in Belgium. From 1991 to 1997, Mr. Miller held senior corporate and operational positions at NetHold, including the CEO of Telepiu, Italy. Prior to that, he served as the Group General Manager at Electronic Media Network in South Africa and the Netherlands.

He received a degree in Law and Administration from the University of South Africa and a degree in Human Resource Management from the Institute of Administration and Commerce in Cape Town, South Africa. He has also completed several advanced management programs, including the Proteus Leadership program at the London Business School.

Mr. Miller served as a member of the Board of Directors of Royal KPN, Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies

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For further information, please contact in Moscow:

Joshua B. Tulgan Director, Investor Relations Mob: +7 985 220 4208

Department of Investor Relations Mobile TeleSystems OJSC Tel: +7 495 223 2025 E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 102.4 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: May 20, 2010